United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Attention: Craig Slivka, Special Counsel
                          and
                    Hagen Ganem, Staff Attorney

ER: File No. 0-27783

Dear Mr. Slivka:

This letter is in response to the SEC comment letter dated June 2, 2011 regarding our December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q filings. The Staff has advised us that its letter is in connection with a routine selection of the company’s reports for review. We are in the process of addressing the comments and we anticipate filing our response and amended reports by June 24, 2011.

Thank you for your assistance in this matter.

Sincerely,

/s/ Bradley A. Ripps

Bradley A. Ripps
Chief Executive Officer
Vista International Technologies, Inc.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us